SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO § 240.13d-2(a)) UNDER THE
SECURITIES EXCHANGE ACT OF 1934

THERAPEUTICSMD, INC.
(Name of Issuer)

COMMON STOCK, $0.001  PAR VALUE PER SHARE
(Title of Class of Securities)

88338N 10 7
(CUSIP Number)

 ROBERT J. SMITH
13650 Fiddlesticks Blvd.
Suite 202-324
Ft. Myers, FL  33912
(417) 849-1005
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

                       OCTOBER 2, 2012
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   *

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88338N 10 7		Page 2 of 9 Pages
1.		Name of Reporting Persons. Robert J. Smith
2.	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3.		SEC Use Only
4.		Source of Funds PF – Personal Funds
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.		Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 9,632,238
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 9,632,238
	10.	Shared Dispositive Power -0-
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 9,632,238
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.		Percent of Class Represented by Amount of Row (11) 9.40%
14.		Type of Reporting Person IN

CUSIP No. 88338N 10 7		Page 3 of 9 Pages
1.		Name of Reporting Persons. Energy Capital, LLC, an entity solely controlled by Robert J. Smith
2.	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3.		SEC Use Only
4.		Source of Funds PF – Personal Funds
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.		Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,422,328
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 1,422,328
	10.	Shared Dispositive Power -0-
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 1,422,328
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares *
13.		Percent of Class Represented by Amount of Row (11) 1.39%
14.		Type of Reporting Person OO

CUSIP No. 88338N 10 7		Page 4 of 9 Pages
1.		Name of Reporting Persons. Plato & Associates, LLC, an entity solely controlled by Robert J. Smith
2.	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3.		SEC Use Only
4.		Source of Funds PF – Personal Funds
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.		Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 8,209,910
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 8,209,910
	10.	Shared Dispositive Power -0-
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 8,210,910
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.		Percent of Class Represented by Amount of Row (11) 8.01%
14.		Type of Reporting Person OO

CUSIP No. 88338N 10 7	Page 5 of 9 Pages

Item 1.                                Security and Issuer

The class of equity securities to which this Schedule 13D relates is the common stock, $0.001 par value, of TherapeuticsMD, Inc., a Nevada corporation ("Company" or "Issuer").  The address of the principal executive office of the Company is 951 Broken Sound Parkway NW, Suite 320, Boca Raton, FL  33487.

Item 2.                                Identity and Background.

(a)    Names:  Robert J. Smith, Energy Capital, LLC ("Energy Capital") and Plato & Associates, LLC ("Plato"), entities solely controlled by Mr. Smith (the "Reporting Persons").

(b)    Residence or Business Address of Reporting Persons:

13650 Fiddlesticks Blvd., Suite 202-324, Ft. Myers, FL  33912.

                                (c)    Present principal occupation or employment of Reporting Persons:  Business development and investments.

                (d)    During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)    During the last five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding violation with respect to such laws.

(f)    Citizenship:  Mr. Smith is a citizen of the United States of America.

Item 3.                                Source and Amount of Funds or Other Consideration.

PF-Personal Funds

Acquisition of Shares of the Issuer by Conversion of Debt

As previously reported, Energy Capital owned a convertible promissory note in the principal amount of $105,000 (the "Note").  On October 18, 2011, the Company and Energy Capital, on behalf of itself and its assigns, entered into a Debt Conversion Agreement to convert the Note into an aggregate of 10,000,000 shares (the "Converted Shares").  Energy Capital received 7,750,000 of the Converted Shares. Between September 26, 2012 and the filing date hereof, Energy Capital purchased, sold and/or transferred 969,330 Shares in public and private transactions, resulting in a current ownership by Energy Capital of 280,670 Shares.

As previously reported, on July 28, 2011, the Company sold a Senior Secured Promissory Note (the "Secured Note") to Plato & Associates, LLC ("Plato") in the amount of $500,000 and also entered into a Security Agreement under which the Company pledged all of its assets to secure the obligation. The Secured Note accrued interest at the rate of six percent (6%) per annum, was due on the one (1) year anniversary thereof, and was convertible into shares of the Company's Common Stock at the option of the

CUSIP No. 88338N 10 7	Page 6 of 9 Pages

Company.  On June 19, 2012, in accordance with the terms thereof, the Company and Plato agreed to convert the Secured Note plus interest into 1,387,167 shares of the Company's Common Stock at $.038 per share.

Acquisition of Shares of the Issuer through Private Placement

On September 26, 2012, the Company entered into a Securities Purchase Agreement with multiple investors (collectively, the "Investors") relating to the issuance and sale of the Company's Common Stock in a private placement except from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act").  At the closing on October 2, 2012 (the "Closing Date"), the Company sold an aggregate of 3,953,489 shares at $2.15 per share (the "Shares") for an aggregate purchase price of $8,500,001. Of those shares, Mr. Smith's limited liability company, Energy Capital, purchased 1,141,658 shares for a purchase price of $2,454,564.

As part of the Securities Purchase Agreement, the Company agreed to file a registration statement cover the resale of the Shares no later than 45 days from the Closing Date (the "Registration Statement").   The Company shall use its best efforts to effect the registration (including a declaration of effectiveness thereof by the SEC) no later than 90 days from the Closing Date (120 days if reviewed by SEC) (the "Effectiveness Date"). If the Registration Statement does not become effective on or before the Effectiveness Date, the Company has agreed, among other things, to pay to the Investors 1.5% of each Investor's aggregate Purchase Price of the Shares.

Acquisition of Shares of the Issuer by Exercise of Warrants
As previously reported, the Company issued Plato a Common Stock Purchase Warrant ("Warrant') for the purchase of 122,743 shares of the Company's Common Stock at an exercise price of $0.407355 per share.  On June 19, 2012, Plato exercised the Warrant for the purchase of all 122,743 shares, as more fully described in the following paragraph.

On February 24, 2012, the Company sold and issued a Secured Promissory Note (the "February 2012 Note") to Plato in the principal base amount of $1,357,110 (the "Principal Base Amount(s)") pursuant to the terms of that certain Note Purchase Agreement of even date therewith.  The Principal Base Amount was comprised of surrendered promissory notes previously issued by the Company in the aggregated amount of $857,110 (collectively known as the "Prior Notes") and an additional $500,000 delivered to the Company on February 24, 2012.  The Principal Base Amount of the Note, plus any and all additional advances made to the Company thereafter (the "Aggregated Principal Amount"), together with accrued interest at the annual rate of six percent (6%), was due in one lump sum payment twenty-four (24) months from the date of issuance of the Note.  In connection with the February 2012 Note, Plato received a Warrant to purchase 3,950,000 Shares.  At June 19, 2012, the Aggregated Principal Balance and accrued interest under the Note was $2,895,719.26. On June 19, 2012, Plato exercised its right to purchase 4,072,743 shares of the Company's Common Stock (122,743 at an exercise price of $0.407357 per share (as described in the paragraph above) and 3,950,000 at an exercise price of $0.38 per share).  The Company agreed that Plato could exercise its rights to purchase all available shares under Warrants through the surrender of $1,551,000 in debt (the "Surrendered Debt"). The Surrendered Debt was comprised of all accrued interest through June 19, 2012 plus a portion of principal from the Note necessary to equal the Surrendered Debt. The Aggregate Principal Amount of the Note held by Plato after purchasing the Warrants with the Surrendered Debt is $1,344,719.26 (the "Remaining Debt").

CUSIP No. 88338N 10 7	Page 7 of 9 Pages

Acquisition of Derivative Securities of the Issuer

Common Stock Purchase Warrant ("Warrant")
On June 19, 2012, the Company sold and issued a Secured Promissory Note (the "June 2012 Note") to Plato in the principal base amount of  $2,344,719.26  (the "Principal Base Amount") pursuant to the terms of that certain Note Purchase Agreement of even date therewith.  As consideration for the June 2012 Note, Plato surrendered the Remaining Debt as described above in the amount of $1,344,719.26 and loaned the Company an additional $1,000,000. The Principal Base Amount of the Note, plus any and all additional advances made to the Company thereafter (the "Aggregated Principal Amount"), together with accrued interest at the annual rate of six percent (6%), is due in one lump sum payment on February 24, 2014.   The Company entered into a Security Agreement of even date therewith and pledged all of its assets, tangible and intangible, as further described therein.

As an inducement for Plato to lend the $1,000,000 in additional funds to the Company, Plato  receive five-year Common Stock Purchase Warrants ("Warrants") to purchase an aggregate of 3,500,000 Shares, which Warrants contain a cashless exercise provision. Plato received one Warrant for the purchase of 3,000,000 shares of the Company's Common Stock at an exercise price of $2.00 per share (the "First Warrant") and  one Warrant for the purchase of 500,000 shares at an exercise price of $3.00 per share (the "Second Warrant").

Subsequently, Plato assigned an aggregate of 300,000 shares under the First Warrant and an aggregate of 500,000 shares under the Second Warrant.  After making the assignments, Plato maintains ownership of 2,700,000 shares under the First Warrant. The Warrants are not exercisable for the first ninety days from issuance thereof.

Item 4.                                Purpose of Transaction.

See Item 3 above.

The Reporting Persons have no plans which relate to or would result in:

(a)           The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b)           An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c)           A sale or transfer of a material amount of assets of the issuer or of any of its subsidiaries;

(d)           Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)           Any material change in the present capitalization or dividend policy of the issuer;

(f)           Any other material change in the issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote  is required by Section 13 of the Investment Company Act of 1940;

CUSIP No. 88338N 10 7	Page 8 of 9 Pages

(g)    Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h)    Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)    A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)    Any action similar to any of those enumerated above.

Item 5.                                 Interest in Securities of the Issuer.

(a)    Mr. Smith owns zero shares directly, beneficially owns 1,422,328 shares of the Company's Common Stock through Energy Capital, beneficially owns 5,459,910 shares through Plato and beneficially owns a Warrants through Plato for the purchase of an additional 2,700,000 shares of the Company's Common Stock bringing his beneficial ownership to an aggregate of 9,409,910 shares.   The percentage of class for Mr. Smith is 9.40% and is based on 102,484,982 shares which would be outstanding if the abovementioned Warrant was exercised.

(b)    Mr. Smith has sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the 9,632,238 shares of the Company's Common Stock owned indirectly by him.  (See Rows 7-10 of page 2 herein.)

(c)    Please see Item 3 above for the description of the transaction relative to the shares and derivative securities acquired by the Reporting Persons.

(d)    The Reporting Persons know of no other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares or  derivative securities.

                        (e)    Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of Issuer

Except for as outlined herein, the Reporting Persons have no contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

CUSIP No. 88338N 10 7	Page 9 of 9 Pages

Item 7.                                Material to be Filed as Exhibits.

Exhibit No.	Date of Document	Description of Document
10.0	06/19/12	Note Purchase Agreement(1)
10.1	06/19/12	Security Agreement(1)
10.2	06/19/12	Secured Promissory Note, form of(1)
10.3	06/19/12	Common Stock Purchase Warrant, form of(1)
10.4	09/26/12	Securities Purchase Agreement(2)
____________________

(1) Filed as an exhibit to the Company's Current Report on Form 8-K filed with the Commission on June 21, 2012, which report and exhibits are incorporated herein by reference.
(2) Filed as an exhibit to the Company's Current Report on Form 8-K filed with the Commission on October 2, 2012, which report and exhibit are incorporated herein by reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 2, 2012	By:	/s/ Robert J. Smith
Robert J. Smith, an individual, and as
Sole Member of Energy Capital, LLC and
Sole Member of Plato & Associates, LLC